Mail Stop 3561

December 22, 2009

VIA U.S. MAIL

Tony Tavares
Chief Executive Officer
Sports Properties Acquisition Corp.
437 Madison Avenue
New York, NY 10022

Re: **Sports Properties Acquisition Corp.**
             Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A
             Filed December 15, 2009
             File No. 001-33918

Dear Mr. Tavares:

        We have reviewed your responses to our letter dated December 11, 2009 and have the following additional comments. Please note that pages references refer to the marked version of your filing provided by counsel.

General

1. We note your response to our prior comment number 1. Please provide additional analysis of why the proposed changes to the warrants do not constitute the giving of additional consideration by the warrantholders for purposes of Section 3(a)(9) of the Securities Act of 1933. We note in this regard that the warrantholders are being asked to forfeit financial benefits to which they are presently entitled.

2. We note your response to prior comment 3. Please provide us with the number of record holders, and number of beneficial holders, as of the most recent practicable date. In addition, provide additional analysis of why the Framework Agreement and transactions contemplated thereby and by the proxy should not be considered a "similar corporate transaction" within the meaning of Rule 13e-3(a)(3).

Summary, page 1

3. We note your response to our prior comment 13 and revised disclosure. We are unable to locate your analysis of romanette (iii) in your business strategy section. Please revise to disclose this information or advise.

4. Refer to the second paragraph after the bullet points on page 4. Please tell us and describe when Medallion Financial intends to make the purchases described.

Risk Factors, page 19

5. We note your response to our prior comment 24; however, we reissue. We note that Medallion Financial retains warrants to purchase 5,900,000 shares of your common stock after consummation of the transaction. In light of your disclosure on page 72 that it is probable that up to fifty percent of your outstanding shares will elect conversion, it appears appropriate to add a risk factor as requested in our prior comment.

Taxicab medallions may decline in value, page 20

6. Revise this risk factor to explain that your business plan depends upon the continuing appreciation in medallion prices, which are presently priced at all time highs.

The Transitional Services Agreement, page 24

7. We note your response to our prior comment 27; however, we reissue in part. Please revise this risk factor heading because it currently states there is a risk that the Agreement "may be costly and difficult to terminate."

Our Business Strategy, page 34

8. We note your response to our prior comment 34; however, we reissue in part. Please revise to explain how the 3% to 5% percent lease rate is calculated and explain, for example, whether this is a monthly or annual lease rate. Also clarify whether "prevailing purchase price" means that the rate is based on the purchase price for that particular medallion or based on prevailing market rates.

Our Target Markets, page 36

9. We note your response to our prior comment 35. Please revise the line in the graph to clearly indicate that the rate of increase in corporate medallion prices is substantially less from 2008 to 2009.

10. We note your response to our prior comment 36 and reissue in part. Please expand the discussion of management's assessment of medallion price appreciation, including whether management believes that medallion price trends from 2001 to 2008 will continue. At a minimum, we would expect to see an analysis of the factors listed on page 39 and an assessment of whether you believe some or all of these factors will be present in the short- and long-term.

The Boston Market, page 37

11. We note the graph depicting Boston medallion prices. Please balance your narrative disclosure by discussing the reasons that Boston medallion prices appear to decrease from 2008 to 2009 and provide your analysis of whether you expect recent and historical trends to continue.

Ready Universe of Sellers, page 39

12. Please revise the second paragraph to provide your analysis for the Chicago and Boston markets. If management is unable to make an assessment for these markets comparable to what you have disclosed for New York because of insufficient data, so state. In addition, avoid the use of a compound annual growth rate when referring to New York medallion price increases.

Liquidity and Capital Resources, page 44

13. Revise the final full sentence on page 44 to quantify the "payments required under the Framework Agreement." In addition, revise the following sentence to describe and quantify your liquidity needs.

14. We note your response to our prior comment 40; however, we reissue in part. Please revise to explain what "optimal value" means in sufficient detail so that investors can understand and evaluate your basic business strategy.

Adverse Factors Considered by Sports Properties, page 63

15. We note your response to our prior comment 48; however, we reissue. Please explain in greater detail why you consider engaging in a business not contemplated by your charter is an adverse factor.

16. Also, disclose whether the board considered as a negative factor that expanding the share conversion option might result in significantly less trust fund proceeds available for working capital.

Actions that May Be Taken to Secure Approval of Our Stockholders, page 72

17. We note your response to our prior comment 52; however, we reissue.

The Framework Agreement, page 78

18. We note your response to our prior comment 56 and revised disclosure. Please confirm our understanding and revise your disclosure to reflect that there have been

no material subsequent developments, up to the date of the amended proxy, that have not been disclosed in the proxy.

Beneficial Ownership of Securities, page 109

19. We note your disclosure in footnote (6) and other footnotes that certain warrants "may not become exercisable within 60 days." Please explain the terms that create this uncertainty.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3412 with any questions.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (212) 878-8375
        Brian Hoffmann, Esq.
        Clifford Chance US LLP